1095 Avenue of the Americas
New York, NY 10036-6797
+1 212 698 3500 Main
+1 212 698 3599 Fax
www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

June 24, 2016

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Lisa Larkin, Division of Investment Management

Re:                             Morgan Stanley U.S. Government Money Market Trust (the “Fund”)

(File No. 002-74980; 811-03326)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to the addition of Class S shares, filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2016.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Commission staff’s (“Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes are expected to be reflected in Post-Effective Amendment No. 48 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 24, 2016.

GENERAL COMMENTS TO FORM N-1A

Comment 1.         Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.          This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

COMMENTS TO THE PROSPECTUS

Comment 2.         Please revise the average annual total returns table on page 2 of the Prospectus so that the information provided is current as of December 31, 2015.

Response 2.          The disclosure has been revised accordingly.

Comment 3.         Please clarify the Fund’s ability to invest up to 10% of its net assets in FDIC insured certificates of deposit of banks and savings and loan institutions in light of the recent amendments to Rule 2a-7.

Response 3.          In light of the recent amendments to Rule 2a-7 and the Fund’s intent to operate as a “government money market fund” under federal regulations, the disclosure has been removed from the Prospectus.

Comment 4.         Pursuant to the instruction to Item 4(b)(1)(iii) of Form N-1A, please combine the risk disclosure required by Items 4(b)(1)(ii) and 4(b)(1)(iii) into a single statement.

Response 4.          We respectfully acknowledge the comment; however, as the Fund is not advised by or sold through an insured depository institution, the disclosure is not required to be combined pursuant to the instruction to Item 4(b)(1)(iii).

Comment 5.         Pursuant to Item 6(a) of Form N-1A, please disclose the Fund’s minimum subsequent investment requirement.

Response 5.          The disclosure has been revised accordingly.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 6.         Pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, please include the Fund’s concentration policy in the list of fundamental policies contained in the Fund’s Statement of Additional Information.

Response 6.          The disclosure has been revised accordingly.

Comment 7.         As applicable, please provide disclosure required by Item 18 of Form N-1A.

Response 7.          We hereby confirm applicable disclosure has been provided with respect to Item 18 of Form N-1A.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan, Jr. of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss
Stuart M. Strauss

cc:                                Joseph C. Benedetti

Edward J. Meehan, Jr.